Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry Proveaux
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 931 901 1224
	E-mail:	ir@fmc-ag.com

Internet: http://www.fmc-ag.com

January 9, 2007

Fresenius Medical Care Becomes
the Leading Dialysis Provider in Asia

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA continues to expand in Asia. The Company today announced the acquisition of a 51% equity interest in Jiate Excelsior Co. Ltd. (“Excelsior”) in Taiwan.

With a market share of approximately 14% Excelsior is the largest dialysis service provider in Taiwan treating over 6,500 hemodialysis patients in 90 clinics. The transaction is expected to add about $84 million to the consolidated revenues and to be accretive to the Company’s earnings for 2007. The purchase price for the 51% equity interest in Excelsior will be $38 million. The acquisition will be subject to the approval of the Taiwan government Investment Committee.

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At the end of 2005 there were nearly 45,000 End Stage Renal Disease (ESRD) patients in Taiwan. The country has experienced approximately 6% growth in patients in recent years with a prevalence rate (patients per one million population) of over 1,900 – the second-highest worldwide.

After the closing of the acquisition, Fresenius Medical Care’s share in the number of treated patients in Taiwan will increase from 4% to approximately 18%. Through the transaction, Fresenius Medical Care will become the leading dialysis provider in the Asia-Pacific region and will provide dialysis services to more than 10,000 patients.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are very pleased to further expand our strong product and services base business in Asia. We now have achieved leadership in products and services in all of our key global regions.”

***

About Jiate Excelsior Co. Ltd.
Jiate Excelsior Co. Ltd. (“Excelsior”) was established in 1998 with the headquarters in Taipei and is wholly owned by Enfield Medical Co. Ltd. Excelsior is the largest dialysis provider in Taiwan treating more than 6,500 patients at the end of 2006 in approximately 90 dialysis centers. The company operates and manages dialysis units in hospitals as well as stand-alone clinics. Excelsior has a market share of approximately 14% in Taiwan.

About Fresenius Medical Care
Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of 2,085 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 161,433 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS-p).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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